___________________________________________________________________________
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              Gene-Cell, Inc.
___________________________________________________________________________
                              (Name of Issuer)

                   Common Stock $.001 par value per share
___________________________________________________________________________
                       (Title of Class of Securities)

                                 368687208
___________________________________________________________________________
                               (CUSIP Number)

Robert Gower                            Ronald Poulton, Esq
Energy Resource Management              Poulton & Yordan
3107 Colony Plaza                       136 East South Temple, Suite 1700-A
Newport Beach, California 92660         Salt Lake City, Utah 84111
(949) 706-7759                          (801) 355-1341
___________________________________________________________________________
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notes and Communications)

                              August 26, 2002
___________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
________________________                                 __________________
CUSIP No. 368687208                                       Page 2 of 5 Pages
________________________                                 __________________

___________________________________________________________________________
1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Energy Resource Management, Inc.
48-1269746
___________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [X]
___________________________________________________________________________
3. SEC USE ONLY
___________________________________________________________________________
4. SOURCE OF FUNDS (See Instructions)
OO
___________________________________________________________________________
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
[ ]
PURSUANT TO ITEMS 2(d) OR 2(e)
___________________________________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
___________________________________________________________________________
NUMBER OF 7. SOLE VOTING POWER 4,000,000
SHARES ______________________________________________
BENEFICIALLY 8. SHARED VOTING POWER 0
OWNED BY ______________________________________________
EACH 9. SOLE DISPOSITIVE POWER 4,000,000
REPORTING ______________________________________________
PERSON WITH 10. SHARED DISPOSITIVE POWER 0
___________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
4,000,000
___________________________________________________________________________
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
[ ]
CERTAIN SHARES (See Instructions)
___________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90%
___________________________________________________________________________
14. TYPE OF REPORTING PERSON (See Instructions)
CO
___________________________________________________________________________



                                SCHEDULE 13D
________________________                                 __________________
CUSIP No. 368687208                                       Page 3 of 5 Pages
________________________                                 __________________

___________________________________________________________________________
1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert E. Gower
___________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [X]
___________________________________________________________________________
3. SEC USE ONLY
___________________________________________________________________________
4. SOURCE OF FUNDS (See Instructions)
OO
___________________________________________________________________________
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ]
PURSUANT TO ITEMS 2(d) OR 2(e)
___________________________________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION
United States
___________________________________________________________________________
NUMBER OF 7. SOLE VOTING POWER 4,000,000
SHARES ______________________________________________
BENEFICIALLY 8. SHARED VOTING POWER 0
OWNED BY ______________________________________________
EACH 9. SOLE DISPOSITIVE POWER 4,000,000
REPORTING ______________________________________________
PERSON WITH 10. SHARED DISPOSITIVE POWER 0
___________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
4,000,000
___________________________________________________________________________
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
[ ]
CERTAIN SHARES (See Instructions)
___________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90%
___________________________________________________________________________
14. TYPE OF REPORTING PERSON (See Instructions)
IN
___________________________________________________________________________


                                                                Page 4 of 5
ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, par value $.001, ("Common Stock") of Gene-Cell, Inc., (the "Issuer") which has its principal executive offices at 3107 Colony Plaza, Newport Beach, California 92660.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by and on behalf of Energy Resource Management, Inc., (the "Reporting Person"), and Robert E. Gower, ("Gower") whose principal address is 3833 Lilac Canyon Lane, Altadena, Californa 91001. Mr. Gower is the sole shareholder of the Reporting Person, and its sole director and officer. Because of Mr. Gower's relationship to the Reporting Person, he has been included in this statement due to his indirect beneficial ownership of the shares of Common Stock held by the Reporting Person.

The state of organization of the Reporting Person is Nevada. The
Reporting Person's primary business purpose is to own and operate a licensed broker/dealer with internet related capabilities.

During the last five years, neither the Reporting Person, nor any of the officers or directors of the Reporting Person has (a) been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

Pursuant to an Agreement and Plan of Reorganization dated August 26,
2002 between the Issuer and the Reporting Person, (the "Agreement"), the Reporting Person was issued 4,000,000 shares of restricted Common Stock of the Issuer on August 26, 2002, in exchange for 100 shares of the Reporting Person, which represented all of the issued and outstanding common shares of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

As disclosed above, the Reporting Person acquired 4,000,000 common shares of the Issuer pursuant to the Agreement. Upon consummation of the Agreement, which occurred on August 26, 2002, a change in control of the Issuer occurred as more fully disclosed in the Current Report filed by the Issuer on Form 8-K on August 27, 2002.


                                                          Page 5 of 5 pages


The Reporting Person acquired these shares for investment purposes.
It has no plans or proposals which would have any of the effects enumerated in the instructions to Item 4 or any similar to those enumerated.

Techgrand reserves the right to sell securities of the Issuer and to purchase securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 4,000,000 common shares or approximately 90of the issued and outstanding shares of the Issuer. As the sole officer, director and shareholder of the Reporting Person, Robert Gower may be deemed to have voting and dispositive power over these shares.

During the past 60 days, neither the Reporting Person nor Mr. Gower have made any purchases of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. EXHIBITS

The Agreement and Plan of Reorganization between the Issuer and the Reporting Person filed as Exhibit 2.01 to the Current Report filed by the Issuer on August 27, 2002, on Form 8-K is herein incorporated by this reference

                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Energy Resource Management, Inc.


Date: August 28, 2002 /s/ Robert E. Gower
________________________________________
Robert E. Gower, President


Date: August 28, 2002 /s/ Robert E. Gower
________________________________________
Robert E. Gower, an individual